SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         (AMENDMENT NO. _____________)*


                           MONTPELIER RE HOLDINGS LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)


               Common Shares, 1/6th of a cent par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   G62185 10 6
                                 (CUSIP Number)


                                 October 9, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                     |_| Rule 13d-1(b)

                     |X| Rule 13d-1(c)

                     |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 7 Pages

---------------- ---------------------------------------------------------------------------------------------------------
       1         NAME OF REPORTING PERSON                  Credit Suisse First Boston, on behalf of the
                                                           Investment Banking Business of the Credit Suisse
                                                           First Boston business unit

                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
---------------- ---------------------------------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                            (a) [ ]
                                                                                                             (b) [ ]
---------------- ---------------------------------------------------------------------------------------------------------
       3         SEC USE ONLY
---------------- ---------------------------------------------------------------------------------------------------------
       4         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Switzerland
-------------------------------- ------------- ---------------------------------------------------------------------------
                                      5        SOLE VOTING POWER

                                                   None
           NUMBER OF
            SHARES
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
-------------------------------- ------------- ---------------------------------------------------------------------------
                                      6        SHARED VOTING POWER

                                                   7,200,000**
-------------------------------- ------------- ---------------------------------------------------------------------------
                                      7        SOLE DISPOSITIVE POWER

                                                   None
-------------------------------- ------------- ---------------------------------------------------------------------------
                                      8        SHARED DISPOSITIVE POWER

                                                   7,200,000
---------------- ---------------------------------------------------------------------------------------------------------
       9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     7,200,000
---------------- ---------------------------------------------------------------------------------------------------------
      10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                               [ ]

---------------- ---------------------------------------------------------------------------------------------------------
      11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     11.6%
---------------- ---------------------------------------------------------------------------------------------------------
      12         TYPE OF REPORTING PERSON

                     BK, HC, OO
---------------- ---------------------------------------------------------------------------------------------------------


*SEE INSTRUCTION BEFORE FILLING OUT!

** See Item 4(b) below.

ITEM 1.  NAME OF ISSUER AND ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           (a)   Name of Issuer: Montpelier Re Holdings Ltd. (the "Company")

           (b)   Address of Issuer's Principal Executive Offices:

                 Mintflower Place
                 8 Par-la-ville Road
                 Hamilton HM 08
                 Bermuda

ITEM 2.  PERSON FILING:

(a)        Name of Person Filing:

                See Item 1 on the cover page. See also, Schedule I.

(b)        Address of Principal Business Office or, if none, Residence:

                Uetlibergstrasse 231, P.O. Box 900, CH-8070 Zurich, Switzerland

(c)        Citizenship:

                Switzerland

(d)        Title of Class of Securities:

                Common Shares,  par value 1/6th of a cent per share

(e)        CUSIP Number:

                G62185 10 6

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR
         (C), CHECK WHETHER THE PERSON FILING IS A:

           (a)   [ ]       Broker or dealer registered under Section 15 of the
                           Exchange Act.

           (b)   [ ]       Bank as defined in Section 3(a)(6) of the Exchange
                           Act.

           (c)   [ ]       Insurance company as defined in Section 3(a)(19) of
                           the Exchange Act.

           (d)   [ ]       Investment company registered under Section 8 of the
                           Investment Company Act.

           (e)   [ ]       An investment adviser in accordance with Rule
                           13d-1(b)(1)(ii)(E);

           (f)   [ ]       An employee benefit plan or endowment fund in
                           accordance with Rule 13d-1(b)(1)(ii)(F);

           (g)   [ ]       A parent holding company or control person in
                           accordance with Rule 13d-1(b)(1)(ii)(G);

           (h)   [ ]       A savings association as defined in Section 3(b) of
                           the Federal Deposit Insurance Act;

           (i)   [ ]       A church plan that is excluded from the definition of
                           an investment company under Section 3(c)(14) of the Investment Company Act;

           (j)   [ ]       Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP.

ITEM 4(A):  AMOUNT BENEFICIALLY OWNED:

           See response to Item 9 on page 2.


ITEM 4(B):  PERCENT OF CLASS:

           See response to Item 11 on page 2 and see Schedule I.

           In general, except as provided in the issuer's Bye-laws, shareholders have one vote for each Common Share held by them and are entitled to vote on a non-cumulative basis at all meetings of shareholders. The issuer's Bye-laws, provide, among other things, that if, and so long as, the "controlled shares" (as defined below) of any person would otherwise represent more than 9.5% of the voting power of all of the shares entitled to vote generally at an election of directors, then the votes conferred by the controlled shares owned by such person shall be automatically reduced by whatever amount is necessary so that after any such reduction the votes conferred by the controlled shares of such person shall constitute 9.5% of the total voting power of all the shares entitled to vote generally at any election of directors. "Controlled shares" means, among other things, all Common Shares that a person is deemed to beneficially own, directly, indirectly or constructively (within the meaning of Section 958 of the United States Internal Revenue Code of 1986, as amended). Therefore, as of the date hereof, the Reporting Person presently believes that it would not be entitled to more than 9.5% of the voting power of all the shares entitled to vote generally at any election of directors.

           In addition, certain affiliates of the Reporting Person are parties to a shareholders agreement which grants such affiliates certain registrations rights, tag-along rights with respect to proposed sales of 20% or more of the outstanding Common Shares by a shareholder (or group of shareholders) and certain information rights with respect to the Company. The shareholders agreement is filed as Exhibit 10.1 to the Company's S-1 registration statement (Registration No. 333-89408).

ITEM 4(C): Number of shares as to which the Reporting Person has:

           (i)       sole power to vote or direct the vote:

                     See response to Item 5 page 2.

           (ii)      shared power to vote or to direct the vote:

                     See response to Item 6 on page 2.

           (iii)     sole power to dispose of or to direct the disposition of:

                     See response to Item 7 on page 2.

           (iv)      shared power to dispose of or to direct the disposition of:

                     See response to Item 8 on page 2.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           N/A

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           The limited partners of the CSFB entities have the right to receive the dividends from, or the proceeds from the sale of, the Common Shares reported as beneficially owned in this statement. None of such limited partners has such authority with respect to more than 5% of the Common Shares.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           See Schedule I.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

           N/A

ITEM 10.  CERTIFICATION.

           (a) N/A

           (b) N/A

                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   CREDIT SUISSE FIRST BOSTON, on behalf of the Investment Banking Business of the Credit Suisse First Boston business unit

                                   By: /s/ Ivy B. Dodes
                                       --------------------------------------
                                       Name: Ivy B. Dodes
                                       Title: Managing Director

                                   SCHEDULE I


In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this statement is being filed by the Credit Suisse First Boston, a Swiss Bank (the "Bank"), on behalf itself and its subsidiaries, to the extent that they constitute part of the investment banking business (the "Reporting Person") of the Credit Suisse First Boston business unit (the "CSFB business unit"). The CSFB business unit is also comprised of an asset management business ("Asset Management"). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland.

The ultimate parent company of the Bank is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland. CSG is a global financial services company with two disctint business units. In addition to the CSFB business unit, CSG and its consolidated subsidiaries are comprised of the Credit Suisse Financial Services business unit. CSG's business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management and the Credit Suisse Financial Services business unit) may beneficially own shares of the securities of the issuer to which this statement relates (the "Shares"), and such Shares are not reported in this statement. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, Asset Management and the Credit Suisse Financial Services business unit.